Exhibit 99.1

SOURCE: Acasti Pharma Inc.& Neptune Technologies & Bioressources Inc.	PRESS RELEASE

Acasti Pharma Announces Rights Offering and Grants Options,
Neptune Technologies & Bioressources Declares Dividend of Acasti Rights

Laval, Québec, CANADA – June 16, 2011 – Acasti Pharma Inc. (“Acasti”) (TSX-V.APO), a subsidiary of Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT – TSX-V.NTB), announces that it will issue to the holders of its outstanding Class A Shares of record at the close of business on July 5, 2011 (the “Record Date”) transferable rights (each, a “Right”) to subscribe for Class A Shares on the terms set forth in a Rights Offering Circular (the “Rights Offering” or “Offering”). Rights will be evidenced by transferable rights certificates. Each registered holder of Class A Shares on the Record Date will receive one Right for each Class A Share held. Ten (10) Rights plus the sum of $1.25 are required to subscribe for one Class A Share. The Rights expire at 4:00 p.m. (Montreal time) on October 6, 2011 (the “Rights Expiry Date”), after which time unexercised Rights will be void and of no value. The Rights Offering Circular will be mailed by Acasti to its registered shareholders on July 8, 2011 and will be available on the SEDAR website at www.sedar.com.

Acasti’s outstanding Class A Shares are listed on the TSX Venture Exchange (the “TSX-V”) under the symbol “APO”. The TSX-V has conditionally approved the listing of the Rights. The Rights will be listed on the TSX-V under the symbol “APO.RT” and will be posted for trading on the TSX-V until 12:00 p.m. (Montreal time) on the Rights Expiry Date. The TSX-V has also conditionally approved the listing of the Class A Shares issuable on the exercise of the Rights.

The Offering will allow Acasti shareholders of record on the Record Date to subscribe up to an additional 10% of Acasti’s outstanding Class A Shares. Assuming the exercise of all Rights issued in the Rights Offering and subject to adjustment for Class A Shares issued pursuant to the exercise of securities convertible into Class A Shares prior to the Record Date, Acasti would receive net proceeds of approximately $7,975,000 from the sale of the Class A Shares, after deducting expenses of this Rights Offering. Acasti intends to use the net proceeds for the development of its prescription drug, CaPreTM, commercialization of its medical food, OnemiaTM, development of new over-the-counter combination products and working capital purposes. The Offering also includes an additional subscription privilege for rights not otherwise exercised such additional subscription to be allocated on a pro rata basis.

The Rights Offering is being made to holders of Class A Shares in all of the provinces and territories of Canada, and in other jurisdictions where permitted by applicable law. The Rights and the common shares issuable on exercise of the Rights will not be and have not been registered under the United States Securities Act of 1933, as amended. Accordingly, the Rights may not be exercised by or on behalf of a person within the United States absent registration or an applicable exemption from the registration requirements.

Rights Offering materials will not be mailed to holders of common shares resident outside of Canada in jurisdictions in which such materials are not permitted to be distributed (“Ineligible Shareholders”). Ineligible Shareholders will be sent a letter advising them that their rights certificates will be issued to and held by the subscription agent, which will hold those rights as agent for the benefit of all Ineligible Shareholders. The letter will outline the terms on which Acasti may accept subscriptions from certain Ineligible Shareholders.

The subscription agent will attempt, on a commercially reasonable basis, to sell the rights of Ineligible Shareholders (other than those shareholders from whom Acasti accepts subscriptions) over the facilities of the TSX-V. The subscription agent will mail cheques representing the net proceeds, without interest, from such sales.

In connection with the Rights Offering, Neptune announces that, in order to allow its shareholders to benefit from the Rights Offering, it will distribute the 38,617,733 Rights it is entitled to receive under the Offering directly to its own shareholders of record as at the Record Date. To this end, Neptune announces that it today declared a dividend of an amount equal the aggregate value on the Record Date of the 38,617,733 Rights it is entitled to received under the Offering, payable in kind by the transfer of these Rights where permitted by law. In jurisdictions in which the dividend is not permitted to be payable in kind, then shareholders shall receive the dividend in the form of cash (upon sale of the rights by the subscription agent). Accordingly, based on the Black-Scholes Option pricing model, assuming a closing price on the TSX-V of $1.40 per Acasti Class A shares on the Record Date, the aggregate value of the Rights to be received by Neptune would be of approximately $1,750,000 and would correspond to a dividend of $0.036 per Neptune common share payable by the transfer of 0.788 of a Right, assuming no issance of common shares pursuant to the exercise of Neptune convertible securities prior to the Record Date. Neptune shareholders will receive the Rights Offering Circular and rights certificate in the same manner as Acasti’s shareholders. Assuming the exercise of all Rights issued and the distribution of all Rights Neptune is entitled to receive pursuant to the Offering directly to its shareholders, Neptune will remain a majority shareholder of Acasti.

The Corporation has not appointed a managing dealer in connection with the Rights Offering.

Acasti also announces that it today granted a total of 2,330,000 incentive stock options to its employees, officers and directors. The stock options are exercisable at $1.40 for a period of 5 years. Directors and officers of Acasti were granted a total of 1,325,000 of these options. The granting of these options is subject to the ratification by its shareholders of Acasti’s amended and restated stock option plan at the shareholders annual meeting, to be held on June 22, 2011.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Acasti Contact:	Neptune Contact:
Xavier Harland	André Godin,
Chief Financial Officer	Chief Financial Officer
+1.450.687.2262	+1.450.687.2262
x.harland@acastipharma.com	a.godin@neptunebiotech.com
www.acastipharma.com	www.neptunebiotech.com

Howard Group Contact:	CEOcast Contact:
Bob Beaty	Dan Schustack
+1.888.221.0915	+1.212.732.4300
bob@howardgroupinc.com	dschustack@ceocast.com
www.howardgroupinc.com	www.ceocast.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.